December 13, 2018

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Kim McManus, Senior Attorney, Office of Real Estate and Commodities

Re: Kenloc, Inc.

Draft Registration Statement on Form S-1 Amendment No. 1, Submitted November 1, 2018

CIK No. 0001742491

Dear Ms. McManus:

We are counsel to Kenloc, Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has once again revised the Amended Registration Statement filed on Form S-1 (CIK No. 0001742491) (the “Registration Statement”) to further address one of the comments set forth in the staff’s comment letter dated July 3, 2018 and to address the staff’s comments set forth in the comment letter dated November 21, 2018. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

From the staff’s July 3, 2018 comment letter:

15. Please reconcile for us the lack of any salaries in the table under this heading with disclosure on page 19 that you pay Lance Crisler and Lei Wang a salary. In addition, expand your disclosure to discuss the material terms of the consulting agreements with Mr. Crisler and Mr. Wang and file your consulting agreement with Mr. Wang as an exhibit (emphasis added).

We have filed the consulting agreements with Mr. Wang as an exhibit to the S-1 Registration Statement.

From the staff’s November 21, 2018 comment letter:

General

1. We note your response to comment 2, however, we also note disclosure in the third paragraph on the cover page indicating that you will sell at market prices once your common stock is listed or traded on an exchange or automated quotation system or quoted on the OTCBB. Please revise to include a price in the registration statement that is not tied to the market price of the securities and that will last for the duration of the offering. Refer to Securities Act Rule 415(a)(4).

We have revised the Registration Statement accordingly.

Risk Factors

Our articles of incorporation contain exclusive forum provisions, page 9

2. You state that your articles provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Article X provides for jurisdiction of the District Courts of the State of Nevada and does not appear to provide for federal court jurisdiction for claims under the federal securities laws. Please tell us where you provide for federal court jurisdiction in your articles of incorporation. Also revise your risk factor to discuss the similar exclusive forum provision contained in your subscription agreement.

We have revised the Registration Statement accordingly.

Use of Proceeds, page 12

3. You disclose that net proceeds will be $1,875,000 after deducting commissions and estimated offering expenses payable by us. However, $1,875,000 is the gross amount that will be received if you sell 5,000,000 shares at $0.375/share. Please revise for clarification.

We have revised the Registration Statement accordingly.

Management

Executive Officers, page 26

4. We note your response to comment 13 that you have revised your disclosure as requested, but are unable to find the corresponding disclosure. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes, or skills that lead to the conclusion that Yu Wu, Lance Crisler, and Lei Wang should serve as directors. Refer to Item 401(e) of Regulation S-K.

We have revised the Registration Statement accordingly, but specifically, Mr. Wu’s qualifications to serve as a director stem from his intimate understanding of our business operations and ability to assist in raising capital. Mr. Crisler’s qualifications to serve as a director stem from his fluency in Chinese language and culture that will help him to attract clientele and communicate effectively with Chinese investors. Mr. Wang’s qualifications to serve as a director are the fact that he has launched numerous successful businesses in Asia and has extensive experience in sales and marketing.

Executive Compensation

Summary Compensation Table, page 28

5. Your table indicates that you paid Mr. Wang a salary of $10,000 during the 2018 fiscal year, but total compensation is $3,000. In addition, you disclose total compensation of $2,000 for Mr. Wu, however, you fail to allocate such compensation to an appropriate column in the summary compensation table. Please revise as necessary.

The disclosures have been revised in the Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 31

6. We note your response to comment 16. Please identify the directors that advanced the company $100,025. Refer to Item 404(a)(1) of Regulation S-K.

Lucas Wu Yu was the director that advanced the Company $100,025.

Exhibit 5.1

7. Please remove the assumption “upon compliance with the Securities Act of 1933” in the third paragraph of the opinion or explain how this assumption is necessary and appropriate. See Staff Legal Bulletin No. 19.

The opinion has been updated pursuant to the Staff Legal Bulletin No. 19.

Exhibit 10.1

8. The representation in section 4(a)(i) of your subscription agreement appears to conflict with Section 14 of the Securities Act of 1933. Please revise accordingly.

The Subscription Agreement has been updated accordingly and revised in the Amendment No. 2.

Sincerely,

/s/Gerald Lau

Gerald Lau